On February 12, 2010 the shareholders of the Wisdom Fund (“Acquired Fund”) approved an Agreement and Plan of Reorganization (“Reorganization Plan”), which qualified as a tax-free exchange for federal income tax purposes, providing for the transfer of assets and the assumption of liabilities of the Acquired Fund to the Jacob Wisdom Fund (“Acquiring Fund”), a newly created series of the Corporation.  The Reorganization Plan provided for the acquisition by the Acquiring Fund of all of the assets of the Acquired Fund in exchange solely for the assumption of all of the liabilities of the Acquired Fund and the issuance of shares of the newly created Acquiring Fund distributed pro rata by the Acquired Fund to its shareholders in complete liquidation and termination of the Acquired Fund (“Reorganization”).  The Acquiring Fund adopted all of the history of the Acquiring Fund.  The Institutional Class, Investor Class, Class B and Class C Shares of the Acquired Fund were combined into a single class using the NAV of Class B and reorganized into shares of the Acquiring Fund.  Pursuant to the Reorganization Plan, each shareholder of the Acquired Fund received shares of the Acquiring Fund equal in value to the shares the shareholder had immediately prior to the Reorganization.  On February 18, 2010, the Reorganization was completed and the Acquired Fund had $464,618 of unrealized appreciation on that date.  The following table illustrates the specifics of the Reorganization:

Acquired Fund Net Assets	Shares Issued to Shareholders of Acquired Fund	Acquiring Fund Net Assets	Combined Net Assets	Tax Status of Transfer
$12,012,433	1,547,994	$ -	$12,012,433	Non-taxable